Exhibit 99.8

NEWS RELEASE
25 September 2006

Wolseley plc

Results of the Placing of New Ordinary Shares by Wolseley
Placing Price set at 1100 pence per New Ordinary Share

Wolseley plc (“Wolseley”), the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials and services is pleased to announce that, further to this morning's announcement (the “Announcement”) regarding the Placing of 59,500,000 new ordinary shares of 25 pence each in Wolseley (the “Placing Shares”), the Placing Shares have, following the successful completion of the bookbuild process, been placed at a price of 1100 pence per share, raising gross proceeds of approximately £655 million. The Placing Shares being issued represent approximately 10 per cent. of Wolseley’s issued ordinary share capital immediately prior to the Placing.

Application has been made for, and the Placing is conditional upon, inter alia, admission of the Placing Shares to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities (together, "Admission") becoming effective by 8.00 a.m. on 28 September 2006 (or such later time and or date as the underwriters and Wolseley may agree). Subject to these conditions being satisfied, the Placing Shares will be issued credited as fully paid and will rank pari passu in all respects with Wolseley's existing ordinary shares, including the right to receive the final dividend referred to in Wolseley’s preliminary results announcement of earlier today to be paid to shareholders in Wolseley on the register of members at close of business on 6 October 2006.

It is expected that Admission will become effective and dealings in the Placing Shares will commence no later than 8.00 a.m. on 28 September 2006.

ENQUIRIES:

Investors/Analysts:

Guy Stainer	+44 (0)118 929 8744
Head of Investor Relations	+44 (0)7739 778 187

John English	+1 513 771-9000
Director of Investor Relations, North America	+1 513 328-4900

Press:

Penny Studholme	+44 (0)118 929 8886
Director of Corporate Communications	+44 (0)7860 553 834

Brunswick	+44 (0)20 7404 5959
Andrew Fenwick
Nina Coad

Notes to Editors

Wolseley plc is the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenues for the year ended 31 July 2006 were approximately £14.2 billion and operating profit, before amortisation of acquired intangibles, was £882 million. Wolseley has more than 79,000 employees operating in 22 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg, Denmark, Sweden, Finland, Norway, San Marino, Puerto Rico, Panama, Trinidad & Tobago and Mexico. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.

GENERAL

Defined terms in this announcement have, unless the context otherwise requires, the same meaning given to them in the Announcement.

This announcement has been issued by Wolseley and is the sole responsibility of Wolseley.

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction.

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities in the United States, Canada, Australia or Japan or any jurisdiction in which such offer or solicitation is unlawful and should not be relied upon in connection with any decision to acquire the Placing Shares or any other Wolseley securities.

The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered, sold or transferred within the United States absent registration or an applicable exemption from registration.